Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock of Damora Therapeutics, Inc. (“we,” “us,” “our,” and the “Company”), as well as other material terms of our amended and restated certificate of incorporation, as amended (the “Certificate of Incorporation”), and amended and restated by-laws, as amended (the “By-laws”), and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation and By-Laws, copies of which are filed with our Annual Report on Form 10-K of which this Exhibit forms a part.

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.00001 per share (“common stock”), and 10,000,000 shares of preferred stock, of which 200 shares were designated as Series A non-voting convertible preferred stock, par value $0.00001 per share (the “Series A Preferred Stock”), 16,366 shares were designated as Series B non-voting convertible preferred stock, par value $0.00001 per share (the “Series B Preferred Stock”), and 43,882 shares were designated as Series C non-voting convertible preferred stock, par value $0.00001 per share (the “Series C Preferred Stock”).

Common Stock

Holders of common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Except as described under “Anti-Takeover Effects of Delaware Law and Provisions of our Certificate of Incorporation and By-laws” below, a majority vote of the holders of common stock is generally required to take action under our Certificate of Incorporation and By-laws. Holders of common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of common stock have no preemptive, subscription, redemption or conversion rights and no sinking fund provisions are applicable to common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we have designated or may designate and issue in the future.

As of March 17, 2026, 60,303,212 shares of common stock were outstanding and held by approximately 36 holders of record.

Preferred Stock

Our board of directors has the authority, without action by the stockholders, to designate and issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on common stock, diluting the voting power of common stock, impairing the liquidation rights of common stock, or delaying, deferring or preventing a change in control of us, which might harm the market price of common stock. See also “—Anti-Takeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and By-laws—Provisions of our Certificate of Incorporation and By-laws—Undesignated preferred stock” below.

Our board of directors will make any determination to issue such shares of preferred stock based on its judgment as to our best interests and the best interests of our stockholders.

Series A Preferred Stock

As of March 17, 2026, 158.361 shares of Series A Preferred Stock were issued and outstanding. The terms of the Series A Preferred Stock are as set forth in the Certificate of Designation of Preferences, Rights and Limitations

of Series A Non-Voting Convertible Preferred Stock (the “Series A Certificate of Designation”), attached as Exhibit 3.5 to our Annual Report on Form 10-K of which this Exhibit forms a part. On June 18, 2025, our stockholders approved, for purposes of the Nasdaq Stock Market Rules, the issuance of shares of common stock upon conversion of the Series A Preferred Stock (the “Series A Stockholder Approval”). On the third business day following the Series A Stockholder Approval, certain shares of Series A Preferred Stock were, subject to certain beneficial ownership limitations, automatically converted into 1,000 shares of common stock upon the conversion terms set forth in the Series A Certificate of Designation. Each share of Series A Preferred Stock is convertible into 1,000 shares of common stock at the election of the holder of such Series A Preferred Stock, subject to certain beneficial ownership limitations. Upon the conversion of Series A Preferred Stock into shares of common stock, such shares of Series A Preferred Stock are cancelled and retired and resume the status of authorized but unissued shares of preferred stock. Except as required by law, the Series A Preferred Stock shall have no voting rights, provided that we may not, without the affirmative vote or written consent of the holders of majority of then outstanding Series A Preferred Stock, among other things, alter or change adversely the power, preferences or rights given to the Series A Preferred Stock, amend the Series A Certificate of Designation, issue additional shares of Series A Preferred Stock or fail to comply with certain provisions of the Asset Purchase Agreement between us and Bridge Medicines LLC, dated October 7, 2024.

Series B Preferred Stock

As of March 17, 2026, 16,366 shares of Series B Preferred Stock were issued and outstanding. The terms of the Series B Preferred Stock are as set forth in the Certificate of Designation of Series B Non-Voting Convertible Preferred Stock (the “Series B Certificate of Designation”), attached as Exhibit 3.6 to our Annual Report on Form 10-K of which this Exhibit forms a part. Holders of Series B Preferred Stock are entitled to receive dividends on shares of Series B Preferred Stock equal to, on an as-if-converted-to-common-stock basis, and in the same form as dividends actually paid on shares of common stock. Except as provided in the Series B Certificate of Designation or as otherwise required by law, the Series B Preferred Stock does not have voting rights. However, as long as any shares of Series B Preferred Stock are outstanding, we will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series B Preferred Stock: (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock, or alter or amend the Series B Certificate of Designation, amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or By-laws, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series B Preferred Stock, regardless of whether any of the foregoing actions will be by means of amendment to the Certificate of Incorporation or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (b) issue further shares of Series B Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series B Preferred Stock, (c) or at any time while at least 30% of the originally issued Series B Preferred Stock remains issued and outstanding, (i) consummate (x) any Fundamental Transaction (as defined in the Series B Certificate of Designation) or (y) any merger or consolidation of the Company with or into another entity or any stock sale to, or other business combination in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, (ii) increase the size of the board of directors of the Company, (iii) adopt, amend or repeal any written delegation of authority policy, corporate authority matrix or similar document, framework or schedule unless such adoption, amendment or repeal has been approved by the unanimous vote of the board of directors of the Company, or (iv) retain or replace the Company’s registered independent public accounting firm, independent compensation consultant or corporate counsel, or (d) enter into any agreement with respect to any of the foregoing. The Series B Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

On February 9, 2026, our stockholders approved, for purposes of the Nasdaq Stock Market Rules, the issuance of shares of common stock upon conversion of the Series B Preferred Stock (the “Series B Stockholder Approval”). Following the Series B Stockholder Approval, each share of Series B Preferred Stock may, at the option of the holder, be converted into 1,000 shares of common stock, subject to certain limitations, including that a holder of Series B Preferred Stock is prohibited from converting shares of Series B Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (established by the holder between 0% and 19.99%) of the total number of shares of common stock issued and outstanding immediately after giving effect to such conversion. Upon the conversion of Series B

Preferred Stock into shares of common stock, such shares of Series B Preferred Stock are cancelled and retired and resume the status of authorized but unissued shares of preferred stock.

Series C Preferred Stock

As of March 17, 2026, 1,722 shares of Series C Preferred Stock were issued and outstanding. The terms of the Series C Preferred Stock are as set forth in the Certificate of Designation of Series C Non-Voting Convertible Preferred Stock (the “Series C Certificate of Designation”), attached as Exhibit 3.7 to our Annual Report on Form 10-K of which this Exhibit forms a part, as corrected by Exhibit 3.8 to our Annual Report on Form 10-K of which this Exhibit forms a part. Holders of Series C Preferred Stock are entitled to receive dividends on shares of Series C Preferred Stock equal to, on an as-if-converted-to-common-stock basis, and in the same form as dividends actually paid on shares of common stock. Except as provided in the Series C Certificate of Designation or as otherwise required by law, the Series C Preferred Stock does not have voting rights. However, as long as any shares of Series C Preferred Stock are outstanding, we will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series C Preferred Stock: (a) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock, or alter or amend the Series C Certificate of Designation, amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or By-laws, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series C Preferred Stock, regardless of whether any of the foregoing actions will be by means of amendment to the Certificate of Incorporation or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (b) issue further shares of Series C Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series C Preferred Stock, or (c) enter into any agreement with respect to any of the foregoing. The Series C Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

On February 9, 2026, our stockholders approved, for purposes of the Nasdaq Stock Market Rules, the issuance of shares of common stock upon conversion of the Series C Preferred Stock (the “Series C Stockholder Approval”). Following the Series C Stockholder Approval, shares of Series C Preferred Stock were, subject to certain beneficial ownership limitations, automatically converted into 1,000 shares of common stock upon the conversion terms set forth in the Series C Certificate of Designation. Following the Series C Stockholder Approval, each share of Series C Preferred Stock that did not automatically convert may, at the option of the holder, be converted into 1,000 shares of common stock, subject to certain limitations, including that a holder of Series C Preferred Stock is prohibited from converting shares of Series C Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (established by the holder between 0% and 19.99%) of the total number of shares of common stock issued and outstanding immediately after giving effect to such conversion. Upon the conversion of Series C Preferred Stock into shares of common stock, such shares of Series C Preferred Stock are cancelled and retired and resume the status of authorized but unissued shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and By-laws

Certain provisions of the Delaware General Corporation Law (the “DGCL”) and of our Certificate of Incorporation could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our board of directors or management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware takeover statute

We are subject to the provisions of Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

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before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or
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at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

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any merger or consolidation involving the corporation and the interested stockholder;
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any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
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subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
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subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Provisions of our Certificate of Incorporation and By-laws

Our Certificate of Incorporation and By-laws include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies. In accordance with our Certificate of Incorporation, our board of directors is divided into three classes serving staggered three-year terms, with one class being elected each year. Our Certificate of Incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of not less than two thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders. Our Certificate of Incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our By-laws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of stockholders. Our By-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our By-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements. Our By-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in By-laws.

Amendment to Certificate of Incorporation and By-laws. As required by the DGCL, any amendment of our Certificate of Incorporation must first be approved by a majority of our board of directors, and if required by law or our Certificate of Incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our Certificate of Incorporation must be approved by not less than two thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our By-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the By-laws; and may also be amended by the affirmative vote of at least two thirds of the outstanding shares entitled to vote on the amendment, voting together as a single class.

Undesignated preferred stock. Our Certificate of Incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our Certificate of Incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Exclusive forum. Our By-laws provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Certificate of Incorporation or By-laws, (iv) any action to interpret, apply, enforce, or determine the validity of our Certificate of Incorporation or By-laws, or (v) any action asserting a claim against us governed by the internal affairs doctrine. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternate forum, the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, as we are a Delaware corporation. Although our By-laws contain the choice of forum provision described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021, and its telephone number is (800) 962-4284.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “DMRA.”